SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On August 20, 2007, Korea Electric Power Corporation (“KEPCO”) entered into a Memorandum of Understanding (the “MOU”) with POSCO, a steel manufacturer in Korea, for mutual cooperation in, among others, manufacturing, sales, research and development, market expansion and information exchange related to fuel cells for power generation.

Korea South-East Power Co. Ltd. (“KOSEP”), one of KEPCO’s wholly-owned six power generation subsidiaries, currently has fuel cell generation plants under operation with an aggregate generation capacity of 250 kilowatts, which was the first to be introduced in Korea. Under the MOU, POSCO Power Corporation, a wholly-owned subsidiary of POSCO, will provide fuel cell generation plants with an aggregate generation capacity of 2,400 kilowatts by 2008, which will be operated by KOSEP. With the addition of such plants, KOSEP’s aggregate fuel cell generation capacity will increase to 2,650 kilowatts.

In addition, as a result of the MOU, KEPCO plans to expand its fuel cell business in overseas markets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager

Date: August 21, 2007